SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel acquires Vilas Wind Complex (186.7 MW)

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6, CPLE11), the NYSE (ELPVY) and the LATIBEX (XCOP, XCOPU, XCOPO), hereby informs its shareholders and the market in general that, on this date, Copel Geração e Transmissão (“Copel GeT”) signed an agreement for the acquisition of 100% of the Vilas Wind Complex (“Enterprise”), with 186.7 MW of installed capacity.

The acquisition is part of the Company's strategy for sustainable growth in renewable energy, expands the diversification of the generation matrix, and is fully in compliance with the Investment Policy recently approved earlier this year.

The transaction value represents an Enterprise Value of R$1,059 million, considering that the enterprise has long-term financings (maturing up to 2040) contracted with Banco do Nordeste (BNB). Closing date of the transaction will occur on November 30, 2021, after fulfillment of conditions precedent.

Operational Assets and Privileged Location

The enterprise will be fully operational by the closing date of the acquisition (Brownfield) and is comprised of a set of 5 wind farms, currently owned by Voltalia Energia do Brasil S/A, located in the Municipality of Serra do Mel - RN, a region considered to be one of the best in the world for wind power generation, allowing for a high capacity factor of 56.9% and certified energy (P50) of 106.3 average MW.

Long Term Energy Contracting

A portion of the enterprise's energy was traded in the regulated environment (ACR), with supply starting in 2023 and 2024 and a 20-year term, as detailed below:

In the free environment (ACL), nearly 51% of the certified energy (P50) is already contracted until 2030, with the remaining ˜13% of energy available for new contracts. It should be noted that, until the start of the supply of energy in the regulated environment in 2023 and 2024, the energy is already traded in the free environment (ACL).

Potential Synergies and more Incentivized Energy in the Consolidated Portfolio

With the acquisition, the Company's wind power generation installed capacity will be increased by 29%, with the same operational management structure, thus allowing for operational synergies within Group companies that share the same structure.

Additionally, approximately half of the operation, maintenance (O&M) and management services will be provided by Copel GeT.

With the additional capacity, wind power will represent 13% of Copel's energy generation portfolio, which benefits the portfolio by increasing energy incentives while reducing exposure to hydrological risk.

Besides the enterprise being included in the assumed profit, there is also a benefit of 50% in the TUST (Transmission System Use Tariff) cost.

Applicable Approvals

The acquisition is subject to approval by CADE, creditors, and other conditions precedent usual for this type of operation, including the commercial operation of all parks.

Since the acquisition will be performed by Copel GeT, it will not be necessary to hold a Company’s general to approve the operation, and there will be no withdrawal rights for Company’s dissenting shareholders, pursuant to article 256, paragraph 1 of Law 6,404/76.

Clarifications about the transaction can be made in the conference call with investors that the Company will hold tomorrow (May 18, 2021) at 12:00 pm BRT/11:00 am ET. The details to access the conference call will be available at Copel’s Investor Relations website (https://ri.copel.com/en/).

Curitiba, May 17, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 17, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.